Exhibit 12

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	Second Quarter	Fiscal Year-to-Date	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	September 9, 2006	September 9, 2006	February 25, 2006	February 26, 2005	February 28, 2004	February 22, 2003
	(In millions, except ratios)
Earnings before income taxes	$215	$357	$329	$601	$455	$408
Less undistributed earnings of less than fifty percent owned affiliates	2	3	12	3	(16)	(16)

Earnings before income taxes	217	360	341	604	439	392
Interest expense	184	231	139	138	166	182
Interest on operating leases	47	58	48	44	44	45

Subtotal	448	649	528	786	649	619

Total fixed charges	$223	$260	$187	$182	$210	$227

Ratio of earnings to fixed charges	2.01	2.50	2.82	4.30	3.09	2.72